Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Dr. Reddy’s Laboratories Limited
We consent to the incorporation by reference in the registration statements (No. 333-101013 and 333-141072) on Form S-8 and in the registration statement (No. 333-138608) on Form F-3 of Dr. Reddy’s Laboratories Limited of our reports dated June 19, 2008, with respect to the consolidated balance sheets of Dr. Reddy’s Laboratories Limited and subsidiaries as of March 31, 2008, and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2008, and the effectiveness of internal control over financial reporting as of March 31, 2008, which reports appear in the March 31, 2008 annual report on Form 20-F of Dr. Reddy’s Laboratories Limited.
KPMG
Hyderabad, India
July 11, 2008